Exhibit 99.1

Baozun Announces Second Quarter Fiscal Year 2016 Unaudited Financial Results

SHANGHAI, CHINA – August 3, 2016 -- Baozun Inc. (BZUN) ("Baozun" or the "Company"), the leading brand e-commerce solutions provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Financial Highlights

●	Total net revenues were RMB700.3 million (US$[1]105.4 million), an increase of 35.3% year-over-year.

●	Net income was RMB1.5 million (US$0.2 million), an increase from RMB51 thousand during the same period last year.

●	Basic and diluted net income attributable to ordinary shareholders per American Depository Share (“ADS[2]”) were RMB0.03 (US$0.00), compared with basic and diluted net income attributable to ordinary shareholders per ADS of RMB0.00, for the same period of 2015.

Second Quarter 2016 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[3] was RMB2,204.4 million, an increase of 81.4% year-over-year. Maikefeng, the Company’s online retail platform, contributed RMB39.5 million to total GMV, an increase of 3.8% year-over-year.
●	Distribution GMV[4] was RMB535.5 million, an increase of 18.0% year-over-year.
●	Non-distribution GMV[5] was RMB1,668.9 million, an increase of 119.1% year-over-year.
●	Number of brand partners increased to 120 as of June 30, 2016, from 99 as of June 30, 2015.
●	Number of GMV brand partners increased to 108 as of June 30, 2016, from 86 as of June 30, 2015.

“We are pleased to report another strong quarter of solid growth in which we beat our quarterly revenue guidance, as we did every quarter since our IPO in May 2015,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “We recently entered into a strategic cooperation agreement with CJ O Shopping, a division of CJ Group, a Korean culture and lifestyle conglomerate, to establish an e-commerce joint venture. This joint venture is expected to leverage our respective market leading positions and resources in e-commerce operations, online marketing and logistics to introduce highly sought-after Korean brands to Chinese consumers. We remain committed to finding innovative ways to provide our brand partners with the best e-commerce solutions available to further reinforce our market leading position.”

____________________________

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB 6.6459 to US$1.00, the noon buying rate in effect on June 30, 2016 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Each ADS represents three Class A ordinary shares.

3 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

4 Distribution GMV refers to the GMV under the distribution business model.

5 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Mr. Beck Chen, Chief Financial Officer of Baozun commented, “We delivered stronger than expected growth during the quarter with GMV increasing by 81.4%. With strong confidence in our strategy and operations, and a better than expected first half of 2016, we expect the fiscal year 2016 GMV to grow by over 60%, which is higher than our prior expectation of over 50%. Our core business saw significant improvement in profitability, mainly driven by the continuous optimization of our business model mix and improvements in our operational efficiency. We continue to review Maikefeng’s operations and strategy. Excluding a one-time inventory write-down due to the restructuring of its direct sales business, Maikefeng’s operating loss this quarter decreased dramatically on a sequential basis. We will continue to adjust Maikefeng’s strategy to the evolving Chinese market and focus on improving its performance.”

Second Quarter 2016 Financial Results

Total net revenues were RMB700.3 million (US$105.4 million), an increase of 35.3% from RMB517.6 million in the same quarter of last year. Maikefeng contributed RMB6.8 million (US$1.0 million) to total net revenues, a decrease of 70.6% from RMB23.3 million in the same quarter of last year.

Product sales revenue was RMB460.0 million (US$69.2 million), an increase of 18.2% from RMB389.1 million in the same quarter of last year. The increase was primarily due to the increased popularity of brand partners’ products and increasingly effective promotional and marketing activities. Maikefeng contributed RMB4.6 million (US$0.7 million) to product sales revenues, a decrease of 80.1% from RMB23.2 million in the same quarter of last year. The decrease was a result of Maikefeng’s transition from a direct sales model to a marketplace-focused model.

Services revenue was RMB240.3 million (US$36.2 million), an increase of 87.1% from RMB128.4 million in the same quarter of last year. The increase was primarily attributable to the rapid growth of the Company’s non-distribution model and in particular growth in sales of apparel products sold by existing brand partners as they expand their online presence. Maikefeng contributed RMB2.2 million (US$0.3 million) to services revenue, a significant increase from RMB0.1 million in the same quarter of last year.

Total operating expenses were RMB699.9 million (US$105.3 million), compared with RMB512.9 million in the same quarter of last year.

●	Cost of products was RMB412.0 million (US$62.0 million), compared with RMB345.5 million in the same quarter of last year. The increase was primarily due to an increase in the volume of product sales from the Company’s core brand e-commerce business. Maikefeng accounted for RMB32.3 million (US$4.9 million) in cost of products, compared with RMB19.3 million in the same quarter of last year. The increase was mainly due to a one-time inventory write-down of RMB27.7 million as a result of the restructuring of Maikefeng’s direct sales business.

●	Fulfillment expenses were RMB110.1 million (US$16.6 million), compared with RMB66.6 million in the same quarter of last year. The increase was primarily due to an increase in GMV contribution from the Company’s consignment business, an increase in the percentage of total orders fulfilled by a premium delivery service provider, and an increase in warehouse rental expenses. Maikefeng accounted for RMB1.2 million (US$0.2 million) in fulfillment expenses, compared with RMB4.3 million in the same quarter of last year.

●	Sales and marketing expenses were RMB141.0 million (US$21.2 million), compared with RMB73.5 million in the same quarter of last year. The increase was primarily due to an increase in promotional and marketing expenses associated with the Company-operated stores. Maikefeng accounted for RMB4.0 million (US$0.6 million) in sales and marketing expenses, compared with RMB8.0 million in the same quarter of last year.

●	Technology and content expenses were RMB21.6 million (US$3.2 million), compared with RMB13.1 million in the same quarter of last year. The increase was primarily due to increases in technology-focused staff and project-based variable technological expenses from brand stores. Maikefeng accounted for RMB1.7 million (US$0.3 million) in technology and content expenses, compared with RMB1.5 million in the same quarter of last year.

●	General and administrative expenses were RMB19.5 million (US$2.9 million), compared with RMB16.9 million in the same quarter of last year. The increase was primarily due to increases in professional service fees associated with being a publicly listed company. Maikefeng accounted for RMB0.4 million (US$0.1 million) in general and administrative expenses, compared with nil during the same quarter of last year.

Excluding Maikefeng’s direct impact on revenues and expenses, non-GAAP income from operations was RMB39.8 million (US$6.0 million), a significant increase compared with RMB21.8 million in the same quarter of last year, and non-GAAP operating margin was 5.7%, compared with 4.4% in the same quarter of last year.

Net income was RMB1.5 million (US$0.2 million), a significant increase from RMB51 thousand during the same quarter of last year. Basic and diluted net income attributable to ordinary shareholders per ADS were RMB0.03, compared with basic and diluted net income attributable to ordinary shareholders per ADS of RMB0.00, for the same period of 2015.

Non-GAAP net income6 was RMB8.2 million (US$1.2 million), an increase of 11.5% year-over-year. Basic and diluted non-GAAP net income attributable to ordinary shareholders per ADS7 were RMB0.17 and RMB0.15, respectively, compared with basic and diluted non-GAAP net income attributable to ordinary shareholders per ADS of RMB0.28 and RMB0.24, respectively, for the same period of 2015.

As of June 30, 2016, the Company had RMB737.6 million (US$111.0 million) of cash, cash equivalents and short-term investment, a decrease from RMB837.3 million as of December 31, 2015 due to the Company’s share repurchase program, investment in logistics and office space. For the quarter ended June 30, 2016, net cash provided by operating activities was RMB60.3 million (US$9.1 million).

__________________________

6 Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses.

7 Basic and diluted non-GAAP net income per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ADSs used in calculating basic and diluted net income (loss) per ADS, respectively.

Business Outlook

For the third quarter of 2016, the Company expects total net revenues to be between RMB740 million and RMB760 million, representing year-over-year growth of approximately 26% to 29%.

Conference Call

The Company will host a conference call to discuss the earnings at 8:30 p.m. Eastern Time on Wednesday, August 3, 2016 (8:30 a.m. Beijing time on Thursday, August 4, 2016).

Dial-in numbers for the live conference call are as follows:

International:	+852 5808 3202
U.S. Toll Free	+1 631-514-2526
Mainland China Toll Free	4001-200-539
Hong Kong Toll Free	800-905-927

Passcode: BZUN

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, August 10, 2016.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-9641-7900
U.S. Toll Free	1-866-846-0868

Passcode: 6162890

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses non-GAAP net income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per ADS, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP net income/(loss) from operations is net income/(loss) from operations excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders is net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to ordinary shareholders per ADS is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of shares multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s operating results without considering the impact of share-based compensation expenses. The Company also believes that the use of the non-GAAP measures facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations and non-GAAP net income/(loss) is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce solutions provider in China that helps brand partners execute their e-commerce strategies. The Company's integrated capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment. The Company helps brand partners execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Caroline Dong

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

  Baozun Inc.

  UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

  (In thousands, except for share and per share data)

	As of
	December 31, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	787,257	727,640	109,487
Restricted cash	48,144	47,500	7,147
Short-term investment	50,000	10,000	1,505
Accounts receivable, net	364,782	413,428	62,208
Inventories	334,347	347,570	52,298
Advances to suppliers	34,668	61,176	9,205
Deferred tax assets	13,815	13,940	2,098
Prepayments and other current assets	112,122	78,739	11,848
Amounts due from related parties	37,565	42,497	6,394
Total current assets	1,782,700	1,742,490	262,190

Non-current assets
Investments in cost method investees	13,307	20,057	3,018
Property and equipment, net	59,208	79,135	11,907
Intangible assets, net	20,128	21,969	3,306
Other non-current assets	13,830	16,344	2,459
Total non-current assets	106,473	137,505	20,690

Total assets	1,889,173	1,879,995	282,880

  Baozun Inc.

  UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

  (In thousands, except for share and per share data)

	As of
	December 31, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	457,493	496,914	74,770
Note payable	31,088	17,100	2,573
Income tax payable	7,793	12,326	1,855
Accrued expenses and other current liabilities	150,859	130,730	19,670
Amounts due to related parties	7,469	7,469	1,124
Total current liabilities	654,702	664,539	99,992
Total liabilities	654,702	664,539	99,992

Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 149,054,092 shares issued and outstanding as of June 30, 2016)	93	92	14
Additional paid-in capital	1,535,665	1,502,617	226,097
Accumulated deficit	(320,499)	(314,834)	(47,373)
Accumulated other comprehensive income	19,212	27,581	4,150
Total shareholders' equity	1,234,471	1,215,456	182,888

Total liabilities and shareholders’ equity	1,889,173	1,879,995	282,880

  Baozun Inc.

  UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

  (In thousands, except for share, per share data and per ADS data)

	Three months ended June 30
	2015	2016
	RMB	RMB	US$

Net revenues
Product sales	389,147	460,034	69,221
Services	128,432	240,267	36,153
Total net revenues	517,579	700,301	105,374

Operating expenses (1)
Cost of products	(345,502)	(412,015)	(61,995)
Fulfillment	(66,577)	(110,084)	(16,564)
Sales and marketing	(73,461)	(141,049)	(21,225)
Technology and content	(13,109)	(21,554)	(3,243)
General and administrative	(16,889)	(19,500)	(2,934)
Other operating income, net	2,649	4,349	654
Total operating expenses	(512,889)	(699,853)	(105,307)
Income from operations	4,690	448	67
Other income
Interest income	692	3,017	454
Exchange gain (loss)	34	(277)	(42)
Income before income tax and share of loss in equity method investment	5,416	3,188	479
Income tax benefit (expense)	451	(1,643)	(247)
Income before share of loss in equity method investment	5,867	1,545	232
Share of loss in equity method investment	(5,816)	-	-
Net income	51	1,545	232

Net income per share:
Basic	0.00	0.01	0.00
Diluted	0.00	0.01	0.00
Net income per ADS:
Basic	0.00	0.03	0.00
Diluted	0.00	0.03	0.00
Weighted average shares used in calculating net income per ordinary share
Basic	80,280,299	148,681,254	148,681,254
Diluted	93,302,845	159,177,347	159,177,347

Net income	51	1,545	232
Other comprehensive income, net of tax:
Foreign currency translation adjustment	37	9,916	1,492
Comprehensive income	88	11,461	1,724

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	Three months ended June 30
	2015	2016
	RMB	RMB	US$

Fulfillment	432	279	42
Sales and marketing	3,206	2,935	442
Technology and content	1,292	1,821	274
General and administrative	2,391	1,638	246
	7,321	6,673	1,004

  Baozun Inc.

  Reconciliations of GAAP and Non-GAAP Results

  (in thousands, except for share and per ADS data)

	Three months ended June 30
	2015	2016
	RMB	RMB	US$

Income from operations	4,690	448	67
Add: Share-based compensation expenses	7,321	6,673	1,004
Non-GAAP income from operations	12,011	7,121	1,071

Net income	51	1,545	232
Add: Share-based compensation expenses	7,321	6,673	1,004
Non-GAAP net income	7,372	8,218	1,236

Net income attributable to ordinary shareholders	51	1,545	232
Add: Share-based compensation expenses	7,321	6,673	1,004
Non-GAAP net income attributable to ordinary shareholders	7,372	8,218	1,236

Non-GAAP net income attributable to ordinary shareholders per ADS:
Basic	0.28	0.17	0.02
Diluted	0.24	0.15	0.02
Weighted average shares used in calculating net income per ordinary share
Basic	80,280,299	148,681,254	148,681,254
Diluted	93,302,845	159,177,347	159,177,347